FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 1, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports Third Quarter Financial Results

•	Three segment pretax income of Y44.7bn, up 43% QoQ, driven by stronger Retail and Investment Management performance

•	Significant increase in Retail flow revenue; Recurring revenue unchanged QoQ, but recurring revenue cost coverage ratio remained at 50% level on prudent cost controls

•	Investment Management pretax income at highest level in six quarters as investment gain/loss improved; Stronger business revenue on continued inflows into core investment trusts and alternative assets

•	Slower QoQ Wholesale performance impacted by sluggish Fixed Income mainly due to Macro Products; Global Markets Equities and Investment Banking revenues stronger than prior quarter

Tokyo, February 1, 2023—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2023.

Net revenue for the third quarter was 393.7 billion yen (US$3.0 billion)1, up 24 percent quarter on quarter and 12 percent year on year. Income before income taxes increased 165 percent from last quarter and 4 percent compared to the third quarter last year to 83.6 billion yen (US$634 million). Net income attributable to Nomura Holdings shareholders was 66.9 billion yen (US$508 million), up 4.0 times quarter on quarter and 11 percent year on year.

For the nine months to December, Nomura reported net revenue of 1,010.6 billion yen (US$7.7 billion), down 1 percent from the same period last year. Income before income taxes decreased 28 percent to 126.8 billion yen (US$962 million), and net income attributable to Nomura Holdings shareholders was 85.4 billion yen (US$648 million), down 24 percent.

“Pretax income from our three core businesses increased 43 percent quarter on quarter to 44.7 billion yen,” said Kentaro Okuda, Nomura President and Group CEO.

“Retail reported a strong rebound in flow revenue as we provided clients with detailed consulting services to adapt to the changing market environment. Although recurring revenue was largely unchanged from last quarter, our recurring revenue cost coverage ratio remained at the 50 percent level reflecting our continued focus on disciplined cost control.

“Investment Management booked continued inflows into core investment trusts and alternative assets. Pretax income was at its highest level in six quarters as business revenue remained solid and investment gain/loss improved.

“Wholesale performance slowed compared to last quarter. Investment Banking revenues grew quarter on quarter as cross-border and sustainability related deals helped drive higher Advisory revenues, while the ECM business showed gradual improvement. In Global Markets, Equities net revenue was stronger but Fixed Income net revenue declined.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 131.81 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2022. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

“As we navigate the changing market environment, we remain committed to meeting the diverse needs of our clients and delivering sustainable growth.”

Divisional Performance

Retail

(billions of yen)	FY2022/23 Q3	QoQ	YoY
Net revenue	81.0	12%	-7%
Income (loss) before income taxes	13.3	142%	-26%

Retail reported net revenue of 81.0 billion yen, increasing 12 percent quarter on quarter and down 7 percent from the same period last year. Income before income taxes was 13.3 billion yen, up 142 percent quarter on quarter and down 26 percent year on year.

Retail flow revenue posted a strong rebound from last quarter as driven by a strengthened segment-based approach and detailed consulting to meet individual client needs as the market environment evolved. Recurring revenue cost coverage ratio remained at the 50 percent level.

Investment Management

(billions of yen)	FY2022/23 Q3	QoQ	YoY
Net revenue	57.0	118%	42%
Income (loss) before income taxes	33.3	6.0x	64%

Investment Management net revenue was 57.0 billion yen, up 118 percent quarter on quarter and 42 percent year on year. Income before income taxes was 33.3 billion yen, 6.0 times higher than the previous quarter and up 64 percent from the same period last year.

Business revenue remained solid on the back of continued inflows into core investment trusts and alternative assets. Quarterly pretax income was at its highest level in six quarters, lifted by an improvement in investment gain/loss.

Wholesale

(billions of yen)	FY2022/23 Q3	QoQ	YoY
Net revenue	189.1	-8%	-7%
Income (loss) before income taxes	-1.9	-	-

Wholesale booked net revenue of 189.1 billion yen, decreasing 8 percent quarter on quarter and 7 percent year on year. Loss before income taxes was 1.9 billion yen.

Equities and Investment Banking booked stronger revenues compared to the previous quarter, while Fixed Income performance slowed mainly due to Macro Products (Rates, FX/EM). As a result, Wholesale net revenue declined quarter on quarter. Divisional performance was also impacted by higher severance-related expenses and non-personnel costs.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2023 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.